SAFRAN

SIÈGE SOCIAL

September 26, 2006

RECEIVED

2006 OCT -2 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06017206

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

dw 10/2

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

RECEIVED

2006 OCT -2 A 10: 21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

I. PRESS RELEASES

September 12, 2006 – SAFRAN announces first-half results

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

Press release

SAFRAN ANNOUNCES FIRST-HALF RESULTS

Paris, September 12, 2006

- **Sustained orders**
- **Sales growth**
- **Decrease in operating income**

Millions of euros	H1 2005	H1 2006	Change
Sales *	4,943	5,476	+ 10.8%
Operating income *	353	231	- 34.6%
as % of sales	*7.1%*	*4.2%*	
Net income – Group share *	209	133	- 36.4%
Net profit per share (euros)	0.51	0.32	
Net debt	1,123	656	

*

* *

Sustained orders

Orders booked by SAFRAN for the first six months of 2006 were similar to the year-earlier period, which had already set an all-time record. At June 30, 2006, orders had been booked for 1,270 CFM56 engines, along with more than 650 helicopter engines and a large number of aircraft systems. In the security market, orders were booked for more than 260,000 electronic payment terminals. Furthermore, the contract was announced for the second tranche of the Félin system (modular infantry combat suite).

** Adjusted pro forma data. To make the data for the two periods comparable and reflect the Group's financial performance, the audited pro forma statements were drawn up as if the merger took place on January 1, 2004. Furthermore, these statements were adjusted to exclude the impact of IFRS3.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Sales growth

SAFRAN posted adjusted pro forma sales of 5,476 million euros in the first six months of 2006, a 10.8% increase over the year-earlier period. At constant size and exchange rates, this increase would have been 12.5%.
Sales by business branch are as follows:

Millions of euros	H1 2005	H1 2006	Change
Aerospace Propulsion	2,070	2,403	+ 16.1%
Aircraft Equipment	1,187	1,301	+ 9.6%
Defense Security	575	695	+ 20.9%
Communications	1,111	1,077	- 3.1%
Consolidated sales *	**4, 943**	**5, 476**	**+ 10.8 %**

Sales logged by the Aerospace Propulsion branch grew 16.1%, reflecting the growth in sales of commercial aircraft engines and helicopter engines. Sales of spare parts and services were sustained, and military business was stable.

The growth in sales of Aircraft Equipment (9.6%) reflects the increase in deliveries on most aircraft programs covered by this branch.

The strong growth in sales by the Defense Security branch (20.9%) was partly due to the consolidation of the company Orga. Excluding this company, growth would have been 9%.

The sales total for the Communications branch no longer includes the cable and local community networks businesses, divested in 2005. At constant size and exchange rates, growth would have been 7.3%.

Decrease in operating income

Adjusted pro forma operating income for the first half of 2006 stood at 231 million euros, compared with 353 million euros in the first half of 2005, a decline of 35%.

The following table compares operating income by branch for the two periods:

Millions of euros*	H1 2005	H1 2006
Aerospace Propulsion	195	**227**
as % of sales	*9.4%*	*9.4 %*
Aircraft Equipment	113	**117**
as % of sales	*9.5%*	*9.0 %*
Defense Security	40	**(44)**
as % of sales	*7.0%*	*- 6.3 %*
Communications	(11)	**(67)**
as % of sales	*- 1.0 %*	*- 6.2 %*

** adjusted pro forma figures*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

The Aerospace Propulsion and Aircraft Equipment branches maintained their profitability, despite a dollar hedging rate which was less favorable than in 2005.

The strong drop in earnings by the Defense Security branch was primarily due to two factors: one-time charges on certain defense contracts, and the need to take provisions for the cost of restructuring Sagem Orga's business operations.

The Communications branch continued to experience strong competitive pressure, especially in the mobile phone business, leading to a decrease in the average sale price for its products. Two heavy loss-making businesses, volume production televisions and printed circuits, were shut down at the end of the period.

Net income down

SAFRAN posted net income for the six-month period ended June 30 of 133 million euros, a decrease in line with the drop in operating income.

Financial position

Net debt stood at 656 million euros, representing a significant decrease over the year-earlier period. However, this figure is slightly higher than the net debt at December 31, 2005 (473 million euros), due to working capital requirements to support a ramp-up in production in virtually all areas.

Outlook for 2006

The Group's consolidated sales should increase by more than 7% in 2006.

Despite the positive outlook for the aerospace business, the operating margin for the year will be impacted by one-time charges for the Defense Security branch, which should return to a healthier financial situation in the second half of the year, and the difficulties of the Communications branch. The Group therefore expects an operating margin equal to 5.5% to 6% of sales for 2006.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr